UNITED STATES
SECURITIES AND EXCHANGE C
Washington, D.C. 205

11016118

OMB APPROVAL	
er:	3235-0123
ril 30, 2013	
verage burden	
esponse . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER	
8 -	49016

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B. Riley & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 Santa Monica Blvd., Suite 800
(No. and Street)

Los Angeles (City) California (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Kelleher (310) 996-1444
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Tom Kelleher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B. Riley & Co., LLC, as of December 31, ,20 10 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Tom Kelleher
Signature

CEO
Title

Please See Attached
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 24th day of February,

2011 by Thomas J. Kelleher,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Nicolle Ortega (Notary seal)

NICOLLE ORTEGA
Commission # 1749548
Notary Public - California
Los Angeles County
My Comm. Expires Jun 8, 2011

OPTIONAL INFORMATION

INSTRUCTIONS FOR COMPLETING THIS FORM

The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

DESCRIPTION OF THE ATTACHED DOCUMENT

SEC Annual Audited Report
(Title or description of attached document)

Form X-17A-5 Part III
(Title or description of attached document continued)

Number of Pages 1 Document Date 01/01/10 - 12/31/10

(Additional information)

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

B. RILEY & CO., LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of B. Riley & Co., LLC

We have audited the accompanying statement of financial condition of B. Riley & Co., LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of B. Riley & Co., LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 22, 2011

B. RILEY & CO., LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS	
Cash and cash equivalents	$ 1,553,356
Due from clearing broker	1,562,630
Commissions receivable	466,699
Deposit at clearing broker	250,000
Securities owned, at fair value	6,925,042
Accounts receivable, net	241,407
Due from related party	242,999
Notes receivable	89,447
Property and equipment, net	48,652
Other assets	182,063
	$ 11,562,295
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Securities sold short, not yet purchased, at fair value	$ 2,194,532
Accounts payable and accrued expenses	2,100,037
Total liabilities	4,294,569
Commitments	
Member's equity	7,267,726
	$ 11,562,295

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

B. Riley & Co., LLC, (the "Company") is the successor organization to B. Riley & Co., Inc. which was originally incorporated in the State of Delaware on February 15, 1996. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, which provides several types of services, including the sale of equities, market making, and research services. The Company also provides investment banking services by engagement and trades securities for its own account.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 22, 2011. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

1. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

Investments in Securities and Securities Sold Short

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Securities traded on inactive markets or valued by reference to similar instruments are generally categorized in Level 2 of the fair value hierarchy.

1. Summary of significant accounting policies (continued)

Valuation Techniques (continued)

Investments in Securities and Securities Sold Short (continued)

Investments in securities include securities classified as available-for-sale in the amount of approximately $1,864,000. These securities are valued at fair value and consist of equity securities and a note receivable held for investment. The change in unrealized gains and losses for the year ended December 31, 2010 for these investments is reflected in the net change in unrealized appreciation or depreciation on securities in the statement of operations and comprehensive income.

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable) or bond spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models using yield curves, bond or single name credit default swap spreads, and recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and realized and unrealized gains and losses are reflected in expenses.

Investment Banking Revenues

Investment banking fees are recognized as revenue upon closing of a client transaction.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Furniture and fixtures	7 years	Double declining-balance
Equipment	5 years	Double declining-balance
Computers	5 years	Double declining-balance
Automobiles	5 years	Double declining-balance
Leasehold improvements	39 years	Straight-line

Depreciation expense for the year ended December 31, 2010 was $19,207.

1. Summary of significant accounting policies (continued)

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member/members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2010, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2007.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. As of December 31, 2010, the allowance for doubtful accounts was $86,537.

Comprehensive Income

In accordance with GAAP, accumulated other comprehensive income and other comprehensive income represent unrealized gains on available for sale securities.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

Securities owned, at fair value may include equity securities and warrants received in connection with investment banking services.

2. Fair value measurements (continued)

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2010
Assets (at fair value)				
Investments in securities				
Common stocks	$ 5,126,852	$ 334,311	$ 187,137	$ 5,648,300
Preferred stocks	-	-	59,658	59,658
Convertible bonds	362,950	-	-	362,950
Non-convertible bonds	623,185	230,949	-	854,134
Total investments in securities	$ 6,112,987	$ 565,260	$ 246,795	$ 6,925,042
Notes receivable	$ -	$ -	$ 89,447	$ 89,447
Liabilities (at fair value)				
Securities sold short				
Common stocks	$ 1,996,527	$ -	$ -	$ 1,996,527
Stock options	50,400	-	-	50,400
Non-convertible bonds	92,750	54,855	-	147,605
Total securities sold short	$ 2,139,677	$ 54,855	$ -	$ 2,194,532

The following table presents additional information about Level 3 assets and liabilities measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

2. Fair value measurements (continued)

Changes in Level 3 assets and liabilities measured at fair value for the year ended December 31, 2010 were as follows:

	LEVEL 3					
	Beginning Balance January 1, 2010	Realized & Unrealized Gains (Losses)	Purchases, Sales and Settlements	Net Transfers In and/or (Out) of	Ending Balance December 31, 2010	Change in Unrealized Gains (Losses) for Investments still held at December 31, 2010 [a]
Assets (at fair value)						
Investments in securities						
Common stocks	$ 337,605	$ 287,088	$ -	$ (377,898)	$ 246,795	$ 287,088
Notes receivable	574,560	(335,113)	(150,000)	-	89,447	160,526
Total investments in securities	$ 912,165	$ (48,025)	$ (150,000)	$ (377,898)	$ 336,242	$ 447,614

(a) The change in unrealized gains (losses) for the year ended December 31, 2010 for investments still held at December 31, 2010 are reflected in net change in unrealized appreciation or depreciation on securities in the statement of operations and comprehensive income.

3. Property and equipment

Details of property and equipment at December 31, 2010 are as follows:

Computer hardware	$ 131,664
Automobiles	47,200
Furniture and fixtures	25,392
Leasehold improvements	23,900
Office equipment	23,281
	251,437
Less accumulated depreciation and amortization	(202,785)
	$ 48,652

4. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was $4,691,370, which was $4,417,870 in excess of its minimum requirement of $273,500.

5. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $250,000.

6. Payable to clearing broker

The payable to clearing broker is due on demand and is collateralized by all Company-owned securities held by, or deposited with, the clearing broker, Penson Financial Services, Inc. Interest is charged at the clearing broker's call rate.

7. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

8. Commitments

The Company leases certain of its facilities under leases which expire through 2012.

Aggregate future minimum annual rental payments in the years subsequent to December 31, 2010 are as follows:

December 31,		
2011	$	547,643
2012		20,281
	$	567,924

Rent expense for the year ended December 31, 2010 was approximately $550,000.

9. Related Parties

The Company has a net receivable of $242,999 with Riley Investment Management, LLC, a commonly-owned corporation.

The Company is affiliated with an investment adviser and earns commissions from introducing trades of affiliated investment partnerships on behalf of the investment adviser. For the year ended December 31, 2010, such commissions were approximately $55,000.

The Company has an expense sharing agreement with Riley Investment Management, LLC, whereby the Company provides personnel, office space, insurance, and various other general services. Riley Investment Management, LLC, then reimburses the Company based on a set schedule for these services, outlined in the agreement. It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly owned unrelated parties. During the year ended December 31, 2010, the Company received $129,656 in reimbursements under the agreement.

10. Employee benefit plan

The Company maintains a retirement plan (the “Plan”), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company may make a contribution at the discretion of the Board of Directors. The Company did not make a profit sharing contribution or matching contribution for the year ended December 31, 2010.

B. RILEY & CO., LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010